Attachment to N-SAR Sub-Item 77I (KYN)

On or about April 3, 2013, the Registrant completed the issuance and sale of $125 million aggregate liquidation preference of Series F Mandatorily Redeemable Preferred Shares with a term redemption date of April 15, 2020, liquidation preference $25.00 per share and a dividend rate equal to 3.50% per annum in a public offering.

On or about June 13, 2013, the Registrant completed the issuance and sale of (i) $75 million aggregate principal amount 2.74% Series DD Senior Unsecured Notes due April 16, 2019, (ii) $50 million aggregate principal amount 3.20% Series EE Senior Unsecured Notes due April 16, 2021, (iii) $65 million aggregate principal amount 3.57% Series FF Senior Unsecured Notes due April 16, 2023, and (iv) $45 million aggregate principal amount 3.67% Series GG Senior Unsecured Notes due April 16, 2025 in a private placement.